FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC
2013 RESULTS HIGHLIGHTS

• Reported profit before tax ('PBT') up 9% in 2013 at US$22,565m compared with US$20,649m in 2012.

• Underlying PBT was up 41% in 2013 at US$21,586m, compared with US$15,286m in 2012.

• Reported PBT was US$3,964m in the fourth quarter of 2013, compared with US$4,431m in the same period in 2012.

• Earnings per share and dividends per share in respect of the year were US$0.84 and US$0.49 respectively, compared with US$0.74 and US$0.45 for 2012.

• Return on equity 0.8% higher at 9.2%, compared with 8.4% in 2012.

• Stable revenue - 2013 underlying revenue of US$63,295m compared with US$61,597m in 2012, underpinned by a resilient performance in Global Banking & Markets and growth in Commercial Banking.

•     Lower 2013 underlying operating expenses - 2013 operating expenses were US$38,203m, down 6% from US$40,754m in 2012. Excluding notable items, operating expenses increased in part reflecting inflationary pressures and a higher UK bank levy.

• Underlying PBT was higher in three out of our four global businesses and all of our regions with the exception of Latin America where underlying profit before tax fell.

•     Maintained momentum in sustainable savings - during 2013 we achieved US$1.5bn of additional sustainable cost savings across all regions, taking the annualised total to US$4.9bn since the start of 2011. This exceeds our target for the end of 2013.

• Further progress on capital generation - our core tier 1 capital was US$149bn, equating to a ratio of 13.6% and our estimated CRD IV end point basis common equity tier 1 ratio was 10.9% as at 2013.

Stuart Gulliver, Group Chief Executive, said:
"Our performance in 2013 reflects the strategic measures we have taken over the past three years. Today the Group is leaner and simpler than in 2011 with strong potential for growth. In 2013 we grew underlying profits by US$6.3bn, generated US$10.1bn in core tier 1 capital, achieved an additional US$1.5bn of sustainable cost-savings and declared US$9.2bn in dividends in respect of the year. Our strong capital generation continues to support our progressive dividend policy and reinforces HSBC's status as one of the best capitalised banks in the world."

Twelve months ended 31 December
2013		2012	Change
US$m		US$m	%
Income statement and performance measures1
Reported profit before tax	22,565	20,649	9
Underlying profit before tax	21,586	15,286	41
Profit attributable to ordinary shareholders of the parent company	15,631	13,454	16
Cost efficiency ratio	59.6%	62.8%
Pre-tax return on average risk-weighted assets	2.0%	1.8%
	At 31 December
	2013	2012	Change
	US$m	US$m
Capital and balance sheet
Core tier 1 ratio	13.6%	12.3%

	US$m	US$m	US$m

Loans and advances to customers2	1,080,304	997,623	82,681
Customer accounts2	1,482,812	1,340,014	142,798
Risk-weighted assets	1,092,653	1,123,943	(31,290)

CRD IV
Common equity tier 1 ratio3	10.9%	9.5%

	Twelve months ended 31 December
	2013	2012
	US$m	US$m
Reported
Revenue4	64,645	68,330
Loan impairment charges and other credit risk provisions	(5,849)	(8,311)
Operating expenses	(38,556)	(42,927)
Profit before tax	22,565	20,649

Underlying
Revenue4	63,295	61,597
Loan impairment charges and other credit risk provisions	(5,817)	(7,734)
Operating expenses	(38,203)	(40,754)
Profit before tax	21,586	15,286

Notable items (on a reported basis)
Included in underlying profit before tax are:
Revenue:
Net gain on completion of Ping An Insurance (Group)
Company of China, Ltd ('Ping An') disposal5	553	-
Ping An contingent forward contract6	-	(553)
Operating costs:
UK customer redress programmes	1,235	2,338
Of which
Payment protection insurance ('PPI')	756	1,681
Interest rate protection products	261	598
Wealth management	149	-
Fines and penalties for inadequate compliance with
anti-money laundering and sanction laws	-	1,921
Restructuring and other related costs	483	876

1  All on a reported basis, unless otherwise stated. Underlying basis eliminates effects of foreign currency translation differences, acquisitions, disposals and changes in ownership levels of subsidiaries, associates, joint ventures and businesses, and changes in fair value ('FV') due to movements in credit spread on own long-term debt issued by the Group and designated at fair value. A reconciliation of reported results to underlying results is shown on page 50 of the Annual Report and Accounts 2013.

2  During 2013, Global Banking & Markets changed the way it manages repo and reverse repo activities. This led to an increase in 2013 in reverse repo agreements classified as 'Loans and advances to customers' and a decline in those included in 'Trading assets'. Similarly, there was an increase in repo agreements classified in 'Customer accounts', with a decline in 'Trading liabilities'. For further details, please see page 68 of the Annual Report & Accounts2013.

3  Estimated CRD IV end-point CET1 ratio: 2012 is based on the Group's interpretation of the July 2011 draft CRD IV regulation, supplemented by FSA guidance and is shown post anticipated management actions to mitigate capital deductions for non-significant holdings of financial sector entities; 2013 is based on the Group's interpretation of the final CRD IV legislation and final rules issued by the PRA. Refer to Reconciliation of current rules to CRD IV end point rules table on page 311 and basis of preparation on page 324 in the Annual Report and Accounts 2013.

4 Net operating income before loan impairment charges and other credit risk provisions, also referred to as 'revenue'.

5  The gain of US$553m represents the net impact of the disposal of available-for-sale investments in Ping An offset by adverse changes in fair value of the contingent forward sale contract to the point of delivery of the shares.

6 Loss on the contingent forward sale contract recognised in 2012.

Statement by Douglas Flint, Group Chairman

Against the welcome backdrop of generally improving economic conditions, we significantly progressed the reshaping of HSBC during 2013. The focus of these efforts was two-fold; alongside concentrating on capturing the high quality opportunities from and within our increasingly distinctive international network and diversified business model we strove to improve risk management and control through eliminating or restructuring businesses with higher inherent risk characteristics. The combination of our commitment to implementing Global Standards, addressing regulatory changes and managing increased capital discipline has driven a fundamental review of all aspects of our business. I have no doubt that a stronger HSBC is emerging from this process. The Group Chief Executive's Review gives greater detail of the progress made on this journey and draws out the key elements of HSBC's performance in 2013.

If there is one thing to highlight from all the work being done, it is the recognition of the benefits to our customers of the connectivity we can deliver across geographies and through our universal banking model. As we reshape HSBC we shall not lose sight of the importance of these network benefits or of the fact that this network has taken close to 150 years to build.

Nowhere is this more evident than in our businesses facilitating cross-border investment and trade activities. Our geographic presence, which straddles both the key developed Western economies and the most important markets in Asia, Latin America and the Middle East, adds both comparative advantage and resilience to our competitive positioning.

China finished the year with record trade figures, thereby becoming the largest trading nation in the world, and it is fitting that the cover of this year's Annual Report features the three cities where HSBC's trade credentials were established in 1865 and which are now playing key roles in the internationalisation of the renminbi, namely Shanghai, Hong Kong and London.

Performance in 2013

HSBC's performance in 2013 was reassuringly sound across our main business areas with good underlying momentum in areas of targeted investment.

Pre-tax profit on a reported basis was US$22.6 billion, 9% or US$1.9 billion higher than that reported in 2012. On an underlying basis, profit before tax was 41% (US$6.3 billion) ahead of last year, driven primarily by welcome reductions in loan impairment charges as well as in fines and penalties and customer redress costs.

These improvements flow in large part from the re-positioning of the Group and from enhanced risk controls given effect over the last three years.

Earnings per share of US$0.84 compared with US$0.74 in 2012. Shareholders' equity stood at US$181.9 billion, some US$6.6 billion higher than at the start of the year. The Group's market capitalisation rose over the year by US$13 billion and at US$207 billion exceeded shareholders' equity by US$25 billion or 14%.

Continuing strong capital generation from operating results, together with the favourable effect of the ongoing run-off of exit portfolios and non-core disposals, lifted our core tier 1 ratio to 13.6% compared with 12.3% at the start of the year.

Taking account of our strong capital position and earnings performance, the Board has approved a fourth interim dividend in respect of 2013 of US$0.19 per share, as against US$0.18 per share in 2012. The Board intends to maintain the first three quarterly interim dividends in respect of 2014 at US$0.10 per share. Total dividends in respect of 2013 of US$0.49 per share were 9% or US$0.04 higher than in 2012, amounting to US$9.2 billion in aggregate, an increase in pay-out of US$0.9 billion.

Once again in 2013, the British Government increased the rate of the bank levy imposed on the consolidated balance sheets of UK domiciled banks and expanded the scope of the levy. This increased the cost to HSBC in 2013 by US$321 million, taking the levy for the year to US$904 million, of which US$484 million related to non-UK banking activity. The impact of the levy represented US$0.05 per share which would otherwise have been available for distribution to shareholders or retained to strengthen the capital base or support incremental growth.

Global Standards and regulatory change

In the current public policy debates about how best to restore and expand economic growth, two themes critical to our industry stand out. First, how to prevent another financial crisis and what tools are needed to minimise the cost to society should one occur. Second, how to achieve a better balance between economic activity and a more equitable distribution of the economic growth that is generated in the future.

We are clear that through building the further resilience mandated by global regulatory changes and by implementing and adhering to global standards in all aspects of compliance, we can address both sets of objectives and build a more sustainable future for HSBC. Much has been done but there is much still to do.

The Group Chief Executive's Review highlights the priority we give to this agenda. It remains the key focus of the Board's governance of executive performance. In executing these responsibilities, the Board is also acutely aware of its commitments under the Deferred Prosecution Agreement and associated regulatory undertakings entered into in December 2012. As reported at our interim results, Michael Cherkasky, the Monitor appointed to evaluate and report upon the effectiveness of the Group's AML and sanctions compliance function and HSBC's progress in meeting its remedial obligations, commenced his work in July last year. The Board, both directly and through its Financial System Vulnerabilities Committee, has established a good working relationship with the Monitor in order to support him and his team in the execution of their assignment.

Responding to heightened standards

Sustainable success in banking is founded upon meeting the expectations of society. Fundamentally, this means delivering transparent and fair outcomes to our customers. It also means avoiding any perception of self-interest by ensuring there is a proper division of value between providers and consumers of financial products and services. While regulatory changes seek to address the framework supporting these outcomes, responsibility and accountability rest with the industry itself, and ultimately with the management and boards of individual institutions. We understand this and strive to be seen as proactively responsive to rising expectations. We made good progress in 2013 in this regard. In particular, we redesigned the compensation frameworks in Retail Banking and Wealth Management around the customer, so that from the start of 2014 we have removed the link between financial reward opportunity and product sales for substantially all of our staff in our retail and wealth businesses. We have also stepped up the Board's governance oversight over conduct and behavioural issues, and I deal with this later.

Board changes

It is critical to all we do that we have the breadth and depth of experience on the Board necessary to provide effective governance and challenge. As we refresh the Board to take account of planned retirements, we seek to add skills and experience complementary to those already on the Board in order to strengthen the range of oversight competences within the Board. Through the Nomination Committee we look up to two years ahead to identify a pipeline of suitable candidates and I am hugely encouraged by the quality of individuals we are able to identify and attract.

We shall be saying goodbye to two long-serving Directors later this year. Both John Coombe and James Hughes-Hallett have given outstanding service and commitment over their nine years on the Board and its Committees. They will not seek re-election at the AGM in May.

In his time on the Board, in addition to his measured contributions to Board discussions, John has brought a wealth of business and financial experience and expertise to the Group Audit Committee, which latterly he chaired, and to the Group Risk and Remuneration Committees. In these roles he has taken on a considerable workload and critical responsibilities throughout periods of significant economic and market uncertainty and major regulatory change. Upon his retirement it is proposed that John will be succeeded in his role as Chair of the Group Audit Committee by Renato Fassbind.

With his deep experience of managing a broad range of international businesses, notably in the Far East, James has brought a businessman's perspective to the Board as well as detailed knowledge of both Hong Kong and mainland China. James has served with distinction on the Group Audit, Risk, Corporate Sustainability and Nomination Committees.

On behalf of the Board and shareholders, I want to take this opportunity to acknowledge their contribution to HSBC and record our appreciation and gratitude for their long and distinguished periods of service.

On 21 February we announced the appointment of a new Director to the Board.

Kathleen Casey, a former Commissioner of the US Securities and Exchange Commission ('SEC'), will join the Board as an independent non-executive Director with effect from 1 March 2014. She will become a member of the Group Audit Committee and the Financial System Vulnerabilities Committee.

Kathleen served as an SEC Commissioner from 2006 to 2011, acting as the regulator's principal representative in multilateral and bilateral regulatory dialogues including with the G-20 Financial Stability Board and the International Organisation of Securities Commissions. Before being appointed Commissioner, Kathleen spent 13 years on Capitol Hill, holding various positions including Staff Director and Counsel of the United States Senate Committee on Banking, Housing and Urban Affairs (2003-2006).

Kathleen brings to the Board a wealth of experience of financial services regulation gained though public service at a key time in the regulatory evolution of the sector. Her skills will complement well the diverse background and experience of the Board.

Governance changes

Recognising the benefits to be had from reinforcing the links between our major subsidiary boards and HSBC Holdings, the Board invited Rona Fairhead to extend her term of service on the Board and take on the Chairmanship of HSBC North America Holdings Inc. The Board was delighted when she accepted this invitation, taking on her new role with effect from the start of this year.

Finally, the Board considered in depth the conclusions and recommendations of the Parliamentary Commission on Banking Standards on conduct and behaviour in banks and concluded that the Board should expand and enhance its oversight of these areas. Accordingly, the Board has established a new Committee, the Conduct & Values Committee, into which will be folded much of what was done historically in the Group Corporate Sustainability Committee. I am delighted to report that Rachel Lomax has agreed to chair this new committee. Further details of its terms of reference and membership are set out on page 362 of the Annual Report and Accounts 2013.

Looking forward

As well as addressing the regulatory and governance challenges we face, it is essential to keep a sense of perspective and be able to focus on the significant opportunities arising from successful execution of our strategy. Let me outline four by way of illustration.

First, trade. HSBC was founded on financing trade and investment flows. By 2050 trade and capital flows between Asia, the Middle East and Latin America, in which we are well represented, could increase tenfold. The internationalisation of the renminbi, where HSBC is already the leading international bank, will amplify these opportunities.

Second, the world's population is ageing, necessitating considerably greater privately funded retirement saving. HSBC's research shows that globally some 48% of people have never saved for retirement and that 56% admit they are not preparing adequately.

Third, as the world's population expands there is an urgent need to fund the technology and infrastructure investment that will deliver the energy, water and food needed to support the extra two billion people predicted to be living by 2050.

Fourth, we need to invest to bring to our customers the benefits available through smarter digital technology and richer data.

The above represent only some of the foreseeable changes to which banking needs to respond in order to enable our customers better to meet their financial needs and aspirations.

The opportunities are clear; HSBC's commitment to be a trusted partner in the delivery of these opportunities lies at the heart of our strategy. Our ability to succeed lies in the strength and range of our networks and our universal banking model. The Strategic Report covers the detail of that strategy.

Finally, what we have achieved in 2013 and what we plan to do rests upon the dedication and commitment of our employees, the continuing support of our customers, counterparties and shareholders, the trust of our regulators and public confidence more generally. On behalf of the Board, I want to take this opportunity to thank our staff for all their efforts and their continuing loyalty to HSBC, and to commit to those we serve and those who regulate us that we are focused on continuing to earn their trust and deserve their confidence in HSBC.

Review by Stuart Gulliver, Group Chief Executive

2013 marked the end of the first stage of implementation of our strategy for HSBC. Throughout this three-year period we have worked constantly to reshape HSBC and improve returns. The Group today is leaner and simpler than in 2011 with strong potential for growth.

In 2011, I outlined a strategy to realise our purpose as a business and to establish HSBC as the world's leading international bank. It aims to capitalise on two major trends: the continuing growth of international trade and capital flows; and wealth creation, particularly in Asia, the Middle East and Latin America. Over the last three years we have put this into action, pursuing more effective capital deployment, greater organisational efficiency and improved growth.

We have simplified HSBC considerably since 2011, initiating the disposal or closure of 63 non -strategic businesses or non-core investments, including 20 in 2013. This represents a potential reduction in risk-weighted assets of around US$95bn, equivalent to about 9% of 2010 year-end risk-weighted assets. To date, about US$90bn in risk-weighted assets have been released with, potentially, some US$5bn still to come.

We have transformed the way that we run the business, exerting pressure on costs and making it easier to manage and control. We have installed consistent business models, reshaped global businesses and global functions, and removed layers of management to give staff greater responsibility, improve decision making and remove bureaucracy. The number of full-time equivalent employees has been reduced from 295,000 at the start of 2011 to 254,000 at the end of 2013, primarily through disposals and our cost-reduction programmes. We achieved an additional US$1.5bn of sustainable cost savings bringing our total annualised sustainable cost savings to US$4.9bn since 2011. This comfortably exceeded our target of US$2.5-3.5bn and provides good momentum into 2014. On a constant currency basis and excluding UK customer redress and restructuring costs, operating expenses in 2013 were broadly flat compared to 2010. This demonstrates the impact of our sustainable cost savings and business disposals in broadly offsetting cost increases, which came primarily from inflationary pressures, the UK bank levy and investment in risk and compliance, as well as business initiatives.

We have positioned HSBC to capture international trade and capital flows, 90% of which go through markets covered by our international network. We have also sought to capitalise on the advantages that our unique network provides.

We have focused on our product capabilities to broaden client coverage, grown revenue through greater collaboration between global businesses and strengthened them through investment and senior hires in strategic markets such as Hong Kong, mainland China and Germany. We have also combined our market-leading position in Asia and our global reach to cement our position as the number one international bank for renminbi ('RMB') business in the world, as recognised by the 2013 Asiamoney Offshore RMB Services Survey. Our leadership in the Greater Chinese market continues to be reflected in our first place rankings in the dim sum bond issuance and Hong Kong M&A league tables for 2013, and the announcement that we are the first custodian bank to service London-based renminbi qualified foreign institutional investors.

Our presence in markets across all of the major global trade routes has enabled us to support clients with international growth ambitions. In 2013 alone, we launched funds in Canada, Egypt, France, Mexico, Turkey, the UAE, the UK and the US offering financing to help our internationally focused SME clients. We have continued to build our international network through investments in city clusters, notably in the US, mainland China and Germany. Our clients are also benefiting from the global network of China desks that we established to assist companies trading with and from mainland China.

We also helped many of our customers achieve their personal ambitions. For instance, in the UK we lent £3.8bn (US$6.0bn) to help more than 30,000 first-time buyers purchase their own home in 2013.

We also provided greater convenience for our retail customers by rolling out new mobile applications across 25 key markets, with 2.5 million downloads in 2013.

Through actions like these we have already replaced approximately a third of the reduction in total revenue from disposals by growing our business since the start of 2011.

Although much progress has been made since 2011, we did not meet all of our targets by the end of 2013. Our reported cost efficiency ratio of 59.6% and return on equity of 9.2% in 2013 were both outside our target ranges, in part affected by continuing UK customer redress. In addition, there is further work required to grow our incremental wealth revenues to achieve our target of US$3bn in the medium term.

Performance

Our performance in 2013 was influenced by the strategic measures that we have taken since the start of 2011.

Reported profit before tax was US$22.6bn, US$1.9bn higher than 2012, and underlying profit before tax was US$21.6bn, US$6.3bn higher than last year. Underlying revenue grew 9% faster than costs in 2013.

Underlying profit before tax was higher in three out of our four global businesses and all of our regions, with the exception of Latin America where underlying profit before tax fell. Whilst our performance in Latin America was affected by slower economic growth and inflationary pressures, we made significant progress in repositioning our portfolios with a focus on our priority markets of Brazil, Mexico and Argentina.

In Commercial Banking, underlying profit before tax increased by 5%, driven by higher revenues and lower costs. Higher revenue reflected average balance sheet growth, partly offset by spread compression, together with higher lending fees and improved collaboration with our other global businesses. These factors were partially offset by higher loan impairment charges, notably in Latin America.

In Global Banking and Markets, underlying profit before tax increased by 15%. This was driven by higher revenue and significantly lower loan impairment charges and other credit risk provisions. The increase in revenue was, in part, underpinned by a resilient performance in the majority of our customer-facing businesses.

In Retail Banking & Wealth Management, underlying profit before tax increased by US$2.4bn as we made further progress in running-off the Consumer Mortgage and Lending ('CML') portfolio in North America, with the improvement in loan impairment charges more than offsetting the decline in revenue. Our Retail Banking & Wealth Management business excluding the US run-off portfolio benefited from lower UK customer redress charges and further sustainable cost savings, together with revenue growth, mainly in Hong Kong and Europe excluding the loss on sale of the HFC Bank secured lending portfolio.

We continued to address legacy issues and reposition our business model and client base in Global Private Banking, which in part resulted in a reduction in underlying profit before tax of US$0.7bn.

Our capital position strengthened over the year. Our core tier 1 ratio increased to 13.6% and our estimated CRD IV end point basis common equity tier 1 ratio increased to 10.9%. We remain well placed to meet expected future capital requirements, and will continue to review the evolution of the regulatory environment.

We continued to demonstrate our ability to generate capital to grow our business and to support our progressive dividend policy, cementing our status as one of the highest dividend payers in the FTSE.

Strategy - next phase

2014 marks the beginning of the next phase of strategy implementation. This will be a continuation of the work that we began in 2011, albeit with new goals informed by our experience of the past three years.

At our investor update in May we reaffirmed our return on equity target at 12-15% and modified our cost-efficiency target for 2014-16 to mid-50s. We also announced three strategic priorities for 2014-16, each of equal importance.

First, our strategy is designed to further grow the business and dividends. We will continue to recycle risk-weighted assets from lower return to higher return parts of the Group. Our capital strategy aims to increase dividends progressively. If we are unable to deploy the remaining capital ourselves in such a way that it provides incremental value for our shareholders, we may seek to neutralise the effect of scrip dividends through share buy-backs, subject to regulatory capital requirements and shareholder approval. We shall also continue to wind down and thus reduce the impact of our portfolio of legacy businesses.

Second, we will continue to implement our Global Standards programme which we believe will increase the quality of the Group's earnings. Global Standards governs all of our activity and will drive consistently high standards through HSBC globally. We have made substantial investment in risk and compliance capabilities across all businesses and regions to strengthen our response to the ongoing threat of financial crime, and will continue to do so. This is the right thing to do, in line with our values, and we believe that it will also become a source of competitive advantage.

Third, we aim to deliver a further US$2-3bn of sustainable savings by streamlining our processes and procedures without in any way compromising our commitment to compliance and Global Standards. There remains considerable scope within the business to globalise and simplify many of our operations and practices.

These priorities are essential to realising our vision of establishing HSBC as the world's leading international bank.

Outlook

We remain of the view that the GDP of mainland China will grow by 7.4% this year, the UK by 2.6%, the USA by 2.5% and Western Europe by 1.2%.

Although there has been a sharp sell-off in some emerging markets, both when tapering was first talked of last June and more recently in January of this year, we see this as a reflection of specific circumstances rather than a generalised threat. The countries most affected have two common themes, large current account deficits and the uncertain outcomes arising from elections within a year. Other emerging markets such as Mexico have, by contrast, been upgraded by the rating agencies in the same period. Overall, we remain optimistic about the longer-term prospects of emerging markets and especially the opportunities for HSBC, which will arise from the anticipated material expansion in South-South trade and capital flows. In the short term, we stress the importance of differentiating within and between individual countries within the generic category of emerging markets. Nevertheless, we anticipate greater volatility in 2014 and choppy markets as adjustments are made to changing economic circumstances and sentiment.

Financial overview

		Year ended 31 December
		2013	2012
		US$m	US$m
For the year
Profit before tax		22,565	20,649
Profit attributable to shareholders of the parent company		16,204	14,027
Dividends declared on ordinary shares		8,937	7,469

At the year-end
Total shareholders' equity		181,871	175,242
Capital resources		194,009	180,806
Customer accounts		1,482,812	1,340,014
Total assets		2,671,318	2,692,538
Risk-weighted assets		1,092,653	1,123,943

		US$	US$
Per ordinary share
Basic earnings		0.84	0.74
Dividends		0.48	0.41
Net asset value		9.27	9.09

Share information
US$0.50 ordinary shares in issue		18,830m	18,476m
Market capitalisation		US$207bn	US$194bn
Closing market price per share		£6.62	£6.47

	Over 1 year	Over 3 years	Over 5 years

Total shareholder return to 31 December 2013	107	118	144
Benchmarks: FTSE 100	119	128	183
MSCI World	127	141	207
MSCI Banks	125	132	186

Geographical distribution of results

	Year ended 31 December
	2013		2012
	US$m	%	US$m	%

Europe	1,825	8.1	(3,414)	(16.5)
Hong Kong	8,089	35.9	7,582	36.7
Rest of Asia-Pacific	7,764	34.4	10,448	50.6
Middle East and North Africa	1,694	7.5	1,350	6.5
North America	1,221	5.4	2,299	11.1
Latin America	1,972	8.7	2,384	11.6

Profit before tax	22,565	100.0	20,649	100.0

Tax expense	(4,765)		(5,315)

Profit for the year	17,800		15,334

Profit attributable to shareholders of the parent company	16,204		14,027
Profit attributable to non-controlling interests	1,596		1,307

Distribution of results by global business1

	Year ended 31 December
	2013		2012
	US$m	%	US$m	%

Retail Banking and Wealth Management	6,649	29.5	9,575	46.4
Commercial Banking	8,441	37.4	8,535	41.3
Global Banking and Markets	9,441	41.8	8,520	41.3
Global Private Banking	193	0.9	1,009	4.9
Other	(2,159)	(9.6)	(6,990)	(33.9)

Profit before tax	22,565	100.0	20,649	100.0

1 All figures on this page are on a reported basis unless otherwise stated.

Consolidated income statement for the year ended 31 December 2013

	2013	2012
	US$m	US$m

Interest income	51,192	56,702
Interest expense	(15,653)	(19,030)

Net interest income	35,539	37,672

Fee income	19,973	20,149
Fee expense	(3,539)	(3,719)

Net fee income	16,434	16,430

Trading income excluding net interest income	6,643	4,408
Net interest income on trading activities	2,047	2,683

Net trading income	8,690	7,091

Changes in fair value of long-term debt issued and related derivatives	(1,228)	(4,327)
Net income/(expense) from other financial instruments designated
at fair value	1,996	2,101

Net income/(expense) from financial instruments designated at fair value	768	(2,226)

Gains less losses from financial investments	2,012	1,189
Dividend income	322	221
Net earned insurance premiums	11,940	13,044
Gains on disposal of US branch network, US cards business and Ping An
Insurance (Group) Company of China, Ltd ('Ping An')	-	7,024
Other operating income	2,632	2,100

Total operating income	78,337	82,545

Net insurance claims incurred and movement in liabilities to
policyholders	(13,692)	(14,215)

Net operating income before loan impairment charges and
other credit risk provisions	64,645	68,330

Loan impairment charges and other credit risk provisions	(5,849)	(8,311)

Net operating income	58,796	60,019

Employee compensation and benefits	(19,196)	(20,491)
General and administrative expenses	(17,065)	(19,983)
Depreciation and impairment of property, plant and equipment	(1,364)	(1,484)
Amortisation and impairment of intangible assets	(931)	(969)

Total operating expenses	(38,556)	(42,927)

Operating profit	20,240	17,092

Share of profit in associates and joint ventures	2,325	3,557

Profit before tax	22,565	20,649

Tax expense	(4,765)	(5,315)

Profit for the year	17,800	15,334

Profit attributable to shareholders of the parent company	16,204	14,027
Profit attributable to non-controlling interests	1,596	1,307

Consolidated statement of comprehensive income for the year ended 31 December 2013

	2013	2012
	US$m	US$m

Profit for the year	17,800	15,334

Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Available-for-sale investments	(1,718)	5,070
- fair value gains/(losses)	(1,787)	6,396
- fair value gains transferred to the income statement on disposal	(1,277)	(1,872)
- amounts transferred to the income statement in respect of impairment
losses	286	1,002
- income taxes	1,060	(456)

Cash flow hedges	(128)	109
- fair value gains/(losses)	776	552
- fair value (gains)/losses transferred to the income statement	(894)	(423)
- income taxes	(10)	(20)

Share of other comprehensive income/(expense) of associates and joint
ventures	(71)	533
- share for the year	(35)	311
- reclassified to income statement on disposal	(36)	222

Exchange differences	(1,444)	1,017
- foreign exchange gains reclassified to income statement on disposal of a
foreign operation	(290)	(1,128)
- other exchange differences	(1,154)	2,145
Income tax attributable to exchange differences	72	-

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability/asset	(458)	(195)
- before income taxes	(601)	(391)
- income taxes	143	196

Other comprehensive income for the year, net of tax	(3,747)	6,534

Total comprehensive income for the year	14,053	21,868

Total comprehensive income for the year attributable to:
- shareholders of the parent company	12,644	20,455
- non-controlling interests	1,409	1,413

	14,053	21,868

Consolidated balance sheet at 31 December 2013

	2013	2012
	US$m	US$m
Assets

Cash and balances at central banks	166,599	141,532
Items in the course of collection from other banks	6,021	7,303
Hong Kong Government certificates of indebtedness	25,220	22,743
Trading assets	303,192	408,811
Financial assets designated at fair value	38,430	33,582
Derivatives	282,265	357,450
Loans and advances to banks	211,521	152,546
Loans and advances to customers	1,080,304	997,623
Financial investments	425,925	421,101
Assets held for sale	4,050	19,269
Other assets	50,939	54,716
Current tax assets	985	515
Prepayments and accrued income	11,006	9,502
Interests in associates and joint ventures	16,640	17,834
Goodwill and intangible assets	29,918	29,853
Property, plant and equipment	10,847	10,588
Deferred tax assets	7,456	7,570

Total assets	2,671,318	2,692,538

Liabilities and equity

Liabilities
Hong Kong currency notes in circulation	25,220	22,742
Deposits by banks	129,212	107,429
Customer accounts	1,482,812	1,340,014
Items in the course of transmission to other banks	6,910	7,138
Trading liabilities	207,025	304,563
Financial liabilities designated at fair value	89,084	87,720
Derivatives	274,284	358,886
Debt securities in issue	104,080	119,461
Liabilities of disposal groups held for sale	2,804	5,018
Other liabilities	30,421	33,862
Current tax liabilities	607	1,452
Liabilities under insurance contracts	74,181	68,195
Accruals and deferred income	16,185	13,184
Provisions	5,217	5,252
Deferred tax liabilities	910	1,109
Retirement benefit liabilities	2,931	3,905
Subordinated liabilities	28,976	29,479

Total liabilities	2,480,859	2,509,409

Equity
Called up share capital	9,415	9,238
Share premium account	11,135	10,084
Other equity instruments	5,851	5,851
Other reserves	26,742	29,722
Retained earnings	128,728	120,347

Total shareholders' equity	181,871	175,242
Non-controlling interests	8,588	7,887

Total equity	190,459	183,129

Total equity and liabilities	2,671,318	2,692,538

Consolidated statement of cash flows for the year ended 31 December 2013

	2013	2012
	US$m	US$m

Cash flows from operating activities
Profit before tax	22,565	20,649
Adjustments for:
- net gain from investing activities	(1,458)	(2,094)
- share of profits in associates and joint ventures	(2,325)	(3,557)
- gain on disposal of US branch network, US cards business and Ping An	(1,173)	(7,024)
- other non-cash items included in profit before tax	11,995	19,778
- change in operating assets	(148,899)	(116,521)
- change in operating liabilities	164,757	89,070
- elimination of exchange differences	4,479	(3,626)
- dividends received from associates	694	489
- contributions paid to defined benefit plans	(962)	(733)
- tax paid	(4,696)	(5,587)

Net cash generated from/(used in) operating activities	44,977	(9,156)
Cash flows from investing activities
Purchase of financial investments	(363,979)	(342,974)
Proceeds from the sale and maturity of financial investments	342,539	329,926
Purchase of property, plant and equipment	(1,952)	(1,318)
Proceeds from the sale of property, plant and equipment	441	241
Proceeds from the sale of loan portfolios	6,518	-
Net purchase of intangible assets	(834)	(1,008)
Net cash inflow from disposal of US branch network and US cards business	-	20,905
Net cash inflow/(outflow) from disposal of other subsidiaries and businesses	2,918	(863)
Net cash outflow from acquisition of or increase in stake of associates	(26)	(1,804)
Proceeds from disposal of Ping An	7,413	1,954
Proceeds from disposal of other associates and joint ventures	377	594

Net cash (used in)/generated from investing activities	(6,585)	5,653

Cash flows from financing activities
Issue of ordinary share capital	297	594
Net sales/(purchases) of own shares for market-making and investment purposes	(32)	(25)
Subordinated loan capital issued	1,989	37
Subordinated loan capital repaid	(1,662)	(1,754)
Net cash inflow/(outflow) from change in stake in subsidiaries	-	(14)
Dividends paid to shareholders of the parent company	(6,414)	(5,925)
Dividends paid to non-controlling interests	(586)	(572)
Dividends paid to holders of other equity instruments	(573)	(573)

Net cash used in financing activities	(6,981)	(8,232)

Net increase/(decrease) in cash and cash equivalents	31,411	(11,735)

Cash and cash equivalents at 1 January	315,308	325,449
Exchange differences in respect of cash and cash equivalents	(438)	1,594
Cash and cash equivalents at 31 December	346,281	315,308

Consolidated statement of changes in equity for the year ended 31 December 2013

	2013
					Other reserves
	Called up share capital	Share premium	Other equity instru- ments	Retained earnings	Available- for-sale fair value reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger reserve	Total share- holders equity	Non- controlling interests	Total equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 1 January	9,238	10,084	5,851	120,347	1,649	13	752	27,308	175,242	7,887	183,129

Profit for the year	−	−	−	16,204	−	−	−	−	16,204	1,596	17,800
Other comprehensive income (net of tax)	−	−	−	(561)	(1,577)	(128)	(1,294)	−	(3,560)	(187)	(3,747)
Available-for-sale investments	−	−	−	−	(1,577)	−	−	−	(1,577)	(141)	(1,718)
Cash flow hedges	−	−	−	−	−	(128)	−	−	(128)	−	(128)
Remeasurement of defined liability/asset	−	−	−	(490)	−	−	−	−	(490)	32	(458)
Share of other comprehensive income of associates
and joint ventures	−	−	−	(71)	−	−	−	−	(71)	−	(71)
Exchange differences	−	−	−	−	−	−	(1,294)	−	(1,294)	(78)	(1,372)

Total comprehensive income for the year	−	−	−	15,643	(1,577)	(128)	(1,294)	−	12,644	1,409	14,053

Shares issued under employee remuneration and
share plans	60	1,168	−	(931)	−	−	−	−	297	−	297
Shares issued in lieu of dividends and
amounts arising thereon	117	(117)	−	2,523	−	−	−	−	2,523	−	2,523
Dividends to shareholders	−	−	−	(9,510)	−	−	−	−	(9,510)	(718)	(10,228)
Tax credit on distributions	−	−	−	42	−	−	−	−	42	−	42
Own shares adjustment	−	−	−	(36)	−	−	−	−	(36)	−	(36)
Cost of share-based payment arrangements	−	−	−	630	−	−	−	−	630	−	630
Income taxes on share-based payments	−	−	−	2	−	−	−	−	2	−	2
Other movements	−	−	−	18	25	(6)	−	−	37	19	56
Acquisition and disposal of subsidiaries	−	−	−	−	−	−	−	−	−	(24)	(24)
Changes in ownership interests in subsidiaries that
did not result in loss of control	−	−	−	−	−	−	−	−	−	15	15

At 31 December	9,415	11,135	5,851	128,728	97	(121)	(542)	27,308	181,871	8,588	190,459

	2012
					Other reserves
	Called up share capital	Share Premium	Other equity instru-ments	Retained earnings	Available-for-sale fair value reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger Reserve	Total share-holders' equity	Non-controlling interests	Total equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 1 January	8,934	8,457	5,851	111,868	(3,361)	(95)	(237)	27,308	158,725	7,368	166,093

Profit for the year	-	-	-	14,027	-	-	-	-	14,027	1,307	15,334
Other comprehensive income (net of tax)	-	-	-	321	5,010	108	989	-	6,428	106	6,534
Available-for-sale investments	-	-	-	-	5,010	-	-	-	5,010	60	5,070
Cash flow hedges	-	-	-	-	-	108	-	-	108	1	109
Remeasurement of defined liability/asset	-	-	-	(212)	-	-	-	-	(212)	17	(195)
Share of other comprehensive income of associates
and joint ventures	-	-	-	533	-	-	-	-	533	-	533
Exchange differences	-	-	-	-	-	-	989	-	989	28	1,017
		-
		-
Total comprehensive income for the year	-	-	-	14,348	5,010	108	989	-	20,455	1,413	21,868

Shares issued under employee remuneration and
share plans	119	1,812	-	(1,337)	-	-	-	-	594	-	594
Shares issued in lieu of dividends and amounts
arising thereon	185	(185)	-	2,429	-	-	-	-	2,429	-	2,429
Dividends to shareholders	-	-	-	(8,042)	-	-	-	-	(8,042)	(707)	(8,749)
Tax credit on distributions	-	-	-	32	-	-	-	-	32	-	32
Own shares adjustment	-	-	-	2	-	-	-	-	2	-	2
Cost of share-based payment arrangements	-	-	-	988	-	-	-	-	988	-	988
Income taxes on share-based payments	-	-	-	42	-	-	-	-	42	-	42
Other movements	-	-	-	(26)	-	-	-	-	(26)	(20)	(46)
Acquisition and disposal of subsidiaries	-	-	-	-	-	-	-	-	-	(108)	(108)
Changes in ownership interests in subsidiaries that
did not result in loss of control	-	-	-	43	-	-	-	-	43	(59)	(16)

At 31 December	9,238	10,084	5,851	120,347	1,649	13	752	27,308	175,242	7,887	183,129

Additional information

1. Basis of preparation and accounting policies

The basis of preparation and summary of significant accounting policies applicable to the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings can be found in Notes 1 and 2 of the Annual Report and Accounts 2013.

The consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings have been prepared in accordance with International Financial Reporting Standards ('IFRSs') as issued by the International Accounting Standards Board ('IASB') and as endorsed by the EU. EU-endorsed IFRSs could differ from IFRSs as issued by the IASB if, at any point in time, new or amended IFRSs were not to be endorsed by the EU. At 31 December 2013, there were no unendorsed standards effective for the year ended 31 December 2013 affecting the consolidated and separate financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC. Accordingly, HSBC's financial statements for the year ended 31 December 2013 are prepared in accordance with IFRSs as issued by the IASB.

IFRSs comprise accounting standards issued by the IASB and its predecessor body as well as interpretations issued by the IFRS Interpretations Committee ('IFRIC') and its predecessor body.

During 2013, HSBC adopted a number of interpretations and amendments to standards which had an insignificant effect on the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings.

2. Dividends

Dividends to shareholders of the parent company

	2013			2012
	Per share US$	Total US$m	Settled in scrip US$m	Per share US$	Total US$m	Settled in scrip US$m
Dividends declared on ordinary shares
In respect of previous year:
- fourth interim dividend	0.18	3,339	540	0.14	2,535	259
In respect of current year:
- first interim dividend	0.10	1,861	167	0.09	1,633	748
- second interim dividend	0.10	1,864	952	0.09	1,646	783
- third interim dividend	0.10	1,873	864	0.09	1,655	639

	0.48	8,937	2,523	0.41	7,469	2,429
Quarterly dividends on preference
shares classified as equity
March dividend	15.50	22		15.50	22
June dividend	15.50	23		15.50	23
September dividend	15.50	22		15.50	22
December dividend	15.50	23		15.50	23

	62.00	90		62.00	90

Quarterly coupons on capital securities classified as equity1

	2013		2012
	Per share	Total	Per share	Total
	US$	US$m	US$	US$m

January coupon	0.508	44	0.508	44
March coupon	0.500	76	0.500	76
April coupon	0.508	45	0.508	45
June coupon	0.500	76	0.500	76
July coupon	0.508	45	0.508	45
September coupon	0.500	76	0.500	76
October coupon	0.508	45	0.508	45
December coupon	0.500	76	0.500	76

	4.032	483	4.032	483

1 HSBC Holdings issued Perpetual Subordinated Capital Securities of US$3,800m in June 2010 and US$2,200m in April 2008 which are classified as equity under IFRSs.

The Directors declared after the end of the year a fourth interim dividend in respect of the financial year ended 31 December 2013 of US$0.19 per ordinary share, a distribution of approximately US$3,578m. The fourth interim dividend will be payable on 30 April 2014 to holders of record on 13 March 2014 on the Hong Kong Overseas Branch Register and 14 March 2014 on the Principal Register in the UK or the Bermuda Overseas Branch Register. No liability is recorded in the financial statements in respect of the fourth interim dividend for 2013.

The dividend will be payable in cash, in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11am on 22 April 2014, and with a scrip dividend alternative. Particulars of these arrangements will be sent to shareholders on or about 25 March 2014 and elections must be received by 15 April 2014. As this dividend was declared after the balance sheet date, no liability has been recorded on the Financial Statements at 31 December 2013.

The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depository system for Euronext Paris, on 30 April 2014. The dividend will be paid by Euroclear France to the holders of record as at 14 March 2014. The dividend will be payable by Euroclear France in cash, in euros at the forward exchange rate quoted by HSBC France on 22 April 2014, or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 26 February 2014 and 19 March 2014.

On 15 January 2014, HSBC paid a further coupon on the capital securities of US$0.508 per security, a distribution of US$44m. No liability is recorded in the balance sheet at 31 December 2013 in respect of this coupon payment.

3. Earnings per share

Basic earnings per ordinary share was calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, excluding own shares held. Diluted earnings per ordinary share was calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.

Profit attributable to the ordinary shareholders of the parent company

	2013	2012
	US$m	US$m

Profit attributable to shareholders of the parent company	16,204	14,027
Dividend payable on preference shares classified as equity	(90)	(90)
Coupon payable on capital securities classified as equity	(483)	(483)

Profit attributable to the ordinary shareholders of the parent company	15,631	13,454

Basic and diluted earnings per share

	2013			2012
	Profit US$m	Number of shares (millions)	Per share US$	Profit US$m	Number of shares (millions)	Per share US$

Basic	15,631	18,530	0.84	13,454	18,125	0.74
Effect of dilutive potential ordinary shares		124			146
- Savings-related Share Option Plan		36			23
- Other plans		88			123

Diluted	15,631	18,654	0.84	13,454	18,271	0.74

4. Tax expense

	2013	2012
	US$m	US$m
Current tax
UK corporation tax	(8)	250
- for this year	103	60
- adjustments in respect of prior years	(111)	190

Overseas tax1	3,949	5,560
- for this year	3,947	5,421
- adjustments in respect of prior years	2	139

	3,941	5,810

Deferred tax	824	(495)
- origination and reversal of temporary differences	722	(269)
- effect of changes in tax rates	93	66
- adjustments in respect of prior years	9	(292)

Tax expense	4,765	5,315

1  Overseas tax included Hong Kong profits tax of US$1,133m (2012: US$1,049m; 2011: US$997m). The Hong Kong tax rate applying to the profits of subsidiaries assessable in Hong Kong was 16.5% (2012: 16.5%; 2011: 16.5%). Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operate.

Tax reconciliation

The tax charged to the income statement differs to the tax charge that would apply if all profits had been taxed at the UK corporation tax rate as follows:

	2013	2012
	US$m	US$m

Profit before tax	22,565	20,649

Tax at 23.25% (2012: 24.5%; 2011: 26.5%)	5,246	5,057
Effect of differently taxed overseas profits	(177)	(57)
Adjustments in respect of prior period liabilities	(117)	37
Deferred tax temporary differences not recognised/ (previously not recognised)	332	374
Effect of profits in associates and joint ventures	(543)	(872)
Tax effect of disposal of Ping An	(111)	(204)
Tax effect of reclassification of Industrial Bank	(317)	-
Non-taxable income and gains	(871)	(542)
Permanent disallowables	647	1,092
Change in tax rates	93	78
Local taxes and overseas withholding taxes	551	581
Other items	32	(229)

Tax expense	4,765	5,315

The effective tax rate for the year was 21.1% compared with 25.7% for 2012.

5. Net fee income

	2013 US$m	2012 US$m

Account services	3,581	3,563
Funds under management	2,673	2,561
Cards	2,455	3,030
Credit facilities	1,907	1,761
Broking income	1,388	1,350
Imports/exports	1,157	1,196
Unit trusts	891	739
Underwriting	866	739
Remittances	849	819
Global custody	698	737
Insurance	551	696
Other	2,957	2,958

Fee income	19,973	20,149

Less: fee expense	(3,539)	(3,719)

Net fee income	16,434	16,430

6. Loan impairment charges and other credit risk provisions

	2013 US$m	2012 US$m
Loan impairment charges
New allowances net of allowance releases	7,344	9,306
Recoveries of amounts previously written off	(1,296)	(1,146)

	6,048	8,160

Individually assessed allowances	2,320	2,139
Collectively assessed allowances	3,728	6,021

Impairment/(releases of impairment allowances) on available-for-sale
debt securities	(211)	99
Other credit risk provisions/(recoveries)	12	52

Loan impairment charges and other credit risk provisions	5,849	8,311

7. Segmental analysis

HSBC operates a matrix management structure which includes geographical regions, global businesses and global functions. HSBC's operating segments are organised into six geographical regions, Europe, Hong Kong, Rest of Asia-Pacific, Middle East and North Africa ('MENA'), North America and Latin America. These geographical operating segments represent the most appropriate information for the users of the financial statements to best evaluate the nature and financial effects of HSBC's business activities and the economic environments in which it operates.

Geographical information is classified by the location of the principal operations of the subsidiary or, for The Hongkong and Shanghai Banking Corporation, HSBC Bank, HSBC Bank Middle East and HSBC Bank USA, by the location of the branch responsible for reporting the results or advancing the funds.

HSBC's chief operating decision-maker is the Group Management Board ('GMB') which operates as a general management committee under the direct authority of the Board. Information provided to GMB to make decisions about allocating resources to, and assessing the performance of, operating segments is measured in accordance with IFRSs. The financial information shown below includes the effects of intra-HSBC transactions between operating segments which are conducted on an arm's length basis and are eliminated in arriving at the total. Shared costs are included in operating segments on the basis of the actual recharges made.

Products and services

HSBC provides a comprehensive range of banking and related financial services to its customers in its six geographical regions. The products and services offered to customers are organised by global business.

•    Retail Banking and Wealth Management ('RBWM') offers a broad range of products and services to meet the personal banking and wealth management needs of individual customers. Typically, customer offerings include personal banking products (current and savings accounts, mortgages and personal loans, credit cards, debit cards and local and international payment services) and wealth management services (insurance and investment products, global asset management services and financial planning services).

•    Commercial Banking ('CMB') offers a broad range of products and services to serve the needs of our commercial customers, including small and medium sized enterprises, mid-market enterprises and corporates. These include credit and lending, international trade and receivables finance, treasury management and liquidity solutions (payments and cash management and commercial cards), commercial insurance and investments. We also offer our customers access to products and services offered by other global businesses, for example Global Banking & Markets ('GB&M') which include foreign exchange products, raising capital on debt and equity markets and advisory services.

•    GB&M provides tailored financial solutions to major government, corporate and institutional clients and private investors worldwide. The client-focused business lines deliver a full range of banking capabilities including financing, advisory and transaction services, a markets business that provides services in credit, rates, foreign exchange, money markets and securities services, and principal investment activities.

• Global Private Banking ('GPB') provides a range of services to high net worth individuals and families with complex and international needs.

Financial information

In the following segmental analysis, the benefit of shareholders' funds impacts the analysis only to the extent that these funds are actually allocated to businesses in the segment by way of intra-HSBC capital and funding structures.

Profit/(loss) for the year

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Intra- HSBC items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
2013
Net interest income	10,693	5,993	5,439	1,486	5,742	6,186	−	35,539
Net fee income	6,032	3,877	2,059	622	2,143	1,701	−	16,434
Net trading income/(expense)	4,423	1,570	456	357	948	936	−	8,690
Other income	(181)	1,763	4,024	38	(30)	1,745	(3,377)	3,982

Net operating income1	20,967	13,203	11,978	2,503	8,803	10,568	(3,377)	64,645

Loan impairment charges and other
credit risk provisions	(1,530)	(137)	(361)	42	(1,197)	(2,666)	−	(5,849)

Net operating income	19,437	13,066	11,617	2,545	7,606	7,902	(3,377)	58,796

Employee compensation and benefits	(7,175)	(2,624)	(3,042)	(634)	(3,098)	(2,623)	−	(19,196)
General and administrative expenses	(9,479)	(2,019)	(2,390)	(607)	(3,051)	(2,896)	3,377	(17,065)
Depreciation and impairment of
property, plant and equipment	(559)	(225)	(167)	(35)	(176)	(202)	−	(1,364)
Amortisation and impairment of
intangible assets	(400)	(177)	(41)	(13)	(91)	(209)	−	(931)

Total operating expenses	(17,613)	(5,045)	(5,640)	(1,289)	(6,416)	(5,930)	3,377	(38,556)

Operating profit	1,824	8,021	5,977	1,256	1,190	1,972	−	20,240

Share of profit in associates and
joint ventures	1	68	1,787	438	31	−	−	2,325

Profit before tax	1,825	8,089	7,764	1,694	1,221	1,972	−	22,565

Tax income/(expense)	(1,279)	(1,312)	(858)	(328)	(313)	(675)	−	(4,765)

Profit for the year	546	6,777	6,906	1,366	908	1,297	−	17,800

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Intra- HSBC items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
2012
Net interest income	10,394	5,316	5,391	1,470	8,117	6,984	-	37,672
Net fee income	6,169	3,335	2,083	595	2,513	1,735	-	16,430
Net trading income/(expense)	2,707	1,463	1,053	390	507	971	-	7,091
Gains on disposal of US branch
network, US cards business and
Ping An	−	−	3,012	-	4,012	-	−	7,024
Other income	(1,662)	2,308	2,045	(25)	(456)	1,261	(3,358)	113

Net operating income1	17,608	12,422	13,584	2,430	14,693	10,951	(3,358)	68,330

Loan impairment charges and other
credit risk provisions	(1,921)	(74)	(436)	(286)	(3,457)	(2,137)	-	(8,311)

Net operating income	15,687	12,348	13,148	2,144	11,236	8,814	(3,358)	60,019

Employee compensation and benefits	(8,070)	(2,572)	(3,140)	(652)	(3,243)	(2,814)	-	(20,491)
General and administrative expenses	(10,059)	(1,860)	(2,433)	(459)	(5,413)	(3,117)	3,358	(19,983)
Depreciation and impairment of
property, plant and equipment	(597)	(236)	(191)	(44)	(195)	(221)	-	(1,484)
Amortisation and impairment of
intangible assets	(369)	(180)	(42)	(11)	(89)	(278)	-	(969)

Total operating expenses	(19,095)	(4,848)	(5,806)	(1,166)	(8,940)	(6,430)	3,358	(42,927)

Operating profit/(loss)	(3,408)	7,500	7,342	978	2,296	2,384	−	17,092

Share of profit/(loss) in associates
and joint ventures	(6)	82	3,106	372	3	-	-	3,557

Profit/(loss) before tax	(3,414)	7,582	10,448	1,350	2,299	2,384	-	20,649

Tax income/(expense)	(173)	(1,095)	(1,616)	(254)	(1,313)	(864)	-	(5,315)

Profit/(loss) for the year	(3,587)	6,487	8,832	1,096	986	1,520	-	15,334

1 Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.

Other information about the profit/(loss) for the year

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Intra- HSBC items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
2013
Net operating income1	20,967	13,203	11,978	2,503	8,803	10,568	(3,377)	64,645
External	20,108	12,031	10,822	2,497	8,569	10,618	-	64,645
Inter-segment	859	1,172	1,156	6	234	(50)	(3,377)	-

Profit for the year includes the :
following significant
non-cash items
Depreciation, amortisation
and impairment	957	402	208	48	303	412	-	2,330
Loan impairment losses gross
of recoveries and other
credit risk provisions	2,165	172	493	45	1,321	2,949	-	7,145
Impairment of financial
investments	(61)	-	4	-	15	6	-	(36)
Changes in fair value of
long-term debt and related
derivatives	(936)	-	(1)	(3)	(288)	-	-	(1,228)
Restructuring costs	211	5	74	3	100	42	-	435

2012
Net operating income1	17,608	12,422	13,584	2,430	14,693	10,951	(3,358)	68,330
External	16,405	11,307	12,586	2,455	14,566	11,011	-	68,330
Inter-segment	1,203	1,115	998	(25)	127	(60)	(3,358)	-

Profit for the year includes the following significant non-cash items:
Depreciation, amortisation
and impairment	966	416	233	55	363	499	-	2,532
Loan impairment losses gross
of recoveries and other
credit risk provisions	2,329	105	586	361	3,587	2,489	-	9,457
Impairment of financial
investments	420	(21)	83	1	32	4	-	519
Changes in fair value of
long-term debt and related
derivatives	(3,091)	-	(4)	(13)	(1,219)	-	-	(4,327)
Restructuring costs	292	21	107	27	219	94	-	760

1  Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue. The table previously reported net operating income after loan impairment charges and other credit risk provisions.

Balance sheet information

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Intra- HSBC items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2013
Loans and advances to customers (net)	504,200	195,547	147,797	27,211	161,629	43,920	-	1,080,304
Interests in associates and joint ventures	168	275	13,547	2,575	74	-	-	16,639
Total assets	1,392,959	555,413	335,937	60,810	432,035	113,999	(219,835)	2,671,318
Customer accounts	644,816	365,993	182,626	38,683	196,495	54,199	-	1,482,812
Total liabilities	1,326,537	523,579	306,918	50,706	393,635	99,319	(219,835)	2,480,859

Capital expenditure incurred1	907	1,124	112	32	265	385	-	2,825

At 31 December 2012
Loans and advances to customers (net)	463,440	173,613	138,119	28,086	140,756	53,609	-	997,623
Interests in associates and joint ventures	178	224	15,085	2,262	85	-	-	17,834
Total assets	1,389,240	518,334	342,269	62,605	490,247	131,277	(241,434)	2,692,538
Customer accounts	555,009	346,208	183,621	39,583	149,037	66,556	-	1,340,014
Total liabilities	1,327,487	496,640	308,815	53,498	450,480	113,923	(241,434)	2,509,409

Capital expenditure incurred1	925	336	208	102	248	458	-	2,277

1 Expenditure incurred on property, plant and equipment and other intangible assets. Excludes assets acquired as part of business combinations and goodwill.

Other financial information

Net operating income by global business

	RBWM	CMB	GB&M	GPB	Other1	Intra- HSBC items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
2013
Net operating income2	26,740	16,365	19,176	2,439	5,651	(5,726)	64,645
External	25,038	17,241	20,767	1,955	(356)	-	64,645
Internal	1,702	(876)	(1,591)	484	6,007	(5,726)	-

2012
Net operating income2	33,861	16,551	18,273	3,172	2,332	(5,859)	68,330
External	31,980	17,295	20,410	2,413	(3,768)	-	68,330
Internal	1,881	(744)	(2,137)	759	6,100	(5,859)	-

1  The main items reported in the 'Other' category are certain property activities, unallocated investment activities, centrally held investment companies, movements in fair value of own debt and HSBC's holding company and financing operations. The 'Other' category also includes gains and losses on the disposal of certain significant subsidiaries or business units.

2 Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.

Information by country

	2013		2012
	External net operating income1,2	Non- current assets3	External net operating income1,2	Non- current assets3
	US$m	US$m	US$m	US$m

UK	13,347	17,481	9,149	18,391
Hong Kong	12,031	12,170	11,307	11,657
USA	6,121	4,189	11,779	6,718
France	3,111	11,565	2,881	11,074
Brazil	5,364	1,715	6,395	2,017
Other countries	24,671	27,879	26,819	30,078

	64,645	74,999	68,330	79,935

1 External net operating income is attributed to countries on the basis of the location of the branch responsible for reporting the results or advancing the funds.
2 Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.

3  Non-current assets consist of property, plant and equipment, goodwill, other intangible assets, interests in associates and joint ventures and certain other assets expected to be recovered more than twelve months after the reporting period.

8. Reconciliation of reported and constant currency profit before tax

	2013 compared with 2012
HSBC	2012 as reported US$m	Currency translation adjustment1 US$m	2012 at 2013 exchange rates US$m	2013 as reported US$m	Reported change2%	Constant currency change2%

Net interest income	37,672	(682)	36,990	35,539	(6)	(4)
Net fee income	16,430	(203)	16,227	16,434	-	1
Net trading income	7,091	(164)	6,927	8,690	23	25
Own credit spread3	(5,215)	12	(5,203)	(1,246)	76	76
Other income / (expense) from financial instuments designated at fair value	2,989	(53)	2,936	2,014	(33)	(31)
Net income / (expense) from financial instruments designated at fair value	(2,226)	(41)	(2,267)	768
Gains on disposal of US branch network, US cards business and Ping An	7,024	-	7,024	-	(100)	(100)
Gains less losses from financial investments	1,189	(17)	1,172	2,012	69	72
Net earned insurance premiums	13,044	(118)	12,926	11,940	(8)	(8)
Other operating income (including dividend income)	2,321	(200)	2,121	2,954	27	39

Total operating income	82,545	(1,425)	81,120	78,337	(5)	(3)

Net insurance claims incurred and movement in liabilities to policyholders	(14,215)	(200)	(14,119)	(13,692)	(4)	(3)

Net operating income4	68,330	(1,329)	67,001	64,645	(5)	(4)

Loan impairment charges and other credit risk provisions	(8,311)	201	(8,110)	(5,849)	30	28

Net operating income	60,019	(1,128)	58,891	58,796	(2)	-

Operating expenses	(42,927)	683	(42,244)	(38,556)	10	9

Operating profit	17,092	(445)	16,647	20,240	18	22

Share of profit in associates and joint ventures	3,557	45	3,602	2,325	(35)	(35)

Profit before tax	20,649	(400)	20,249	22,565	9	11

1 'Currency translation adjustment' is the effect of translating the results of subsidiaries and associates for the previous year at the average rates of exchange applicable in the current year.
2 Positive numbers are favourable: negative numbers are unfavourable.

3  Changes in fair value due to movements in own credit spread on long-term debt issued. This does not include the fair value changes due to own credit risk in respect of trading liabilities or derivative liabilities

4 Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.

Reconciliation of reported and underlying profit before tax

Reconciliation of reported and underlying revenue

	2013	2012	Change
	US$m	US$m	%

Reported revenue	64,645	68,330	(5)
Currency translation adjustment1		(1,341)
Own credit spread2	1,246	5,215
Acquisitions, disposals and dilutions	(2,596)	(10,607)

Underlying revenue	63,295	61,597	3

Reconciliation of reported and underlying loan impairment charges and other credit risk provisions ('LIC's)

	2013	2012	Change
	US$m	US$m	%

Reported LICs	(5,849)	(8,311)	30
Currency translation adjustment1		201
Acquisitions, disposals and dilutions	32	376

Underlying LICs	(5,817)	(7,734)	25

Reconciliation of reported and underlying operating expenses

	2013	2012	Change
	US$m	US$m	%

Reported operating expenses	(38,556)	(42,927)	10
Currency translation adjustment1		683
Acquisitions, disposals and dilutions	353	1,490

Underlying operating expenses	(38,203)	(40,754)	6

Underlying cost efficiency ratio	60.4%	66.2%

Reconciliation of reported and underlying profit before tax

	2013	2012	Change
	US$m	US$m	%

Reported profit before tax	22,565	20,649	9
Currency translation adjustment1		(412)
Own credit spread2	1,246	5,215
Acquisitions, disposals and dilutions	(2,225)	(10,166)

Underlying profit before tax	21,586	15,286	41

1 'Currency translation adjustment' is the effect of translating the results of subsidiaries and associates for the previous year at the average rates of exchange applicable in the current year.

2  Changes in fair value due to movements in own credit spread on long-term debt issued. This does not include the fair value changes due to own credit risk in respect of trading liabilities or derivative liabilities.

9. Contingent liabilities, contractual commitments and guarantees

	2013	2012
	US$m	US$m
Guarantees and contingent liabilities
Guarantees	84,554	80,364
Other contingent liabilities	182	209

	84,736	80,573

Commitments
Documentary credits and short-term trade-related transactions	12,154	13,359
Forward asset purchases and forward forward deposits placed	1,005	419
Undrawn formal standby facilities, credit lines and other commitments to lend	574,444	565,691

	587,603	579,469

The Financial Services Compensation Scheme ('FSCS') has provided compensation to consumers following the collapse of a number of deposit takers. The compensation paid out to consumers is currently funded through loans from the Bank of England and HM Treasury which at 31 December 2013 stood at approximately £17 billion (US$28.1bn).

In order to repay the loan principal which is not expected to be recovered, the FSCS confirmed in February 2013 that it would levy approximately £363m (US$587m) in Scheme Year 2013/2014 and in the following two Scheme Years on participating financial institutions. In January 2014, the FSCS announced that the expected levy on participating financial institutions for Scheme Year 2014/2015 would be £399m (US$660m).

HSBC could be liable to pay a further proportion of the outstanding borrowings that the FSCS has borrowed from HM Treasury.

The ultimate FSCS levy to the industry as a result of the collapses cannot currently be estimated reliably as it is dependent on various uncertain factors including the potential recoveries of assets by the FSCS and changes in the level of protected deposits and the population of FSCS members at the time.

Commitments

In addition to the commitments disclosed above, at 31 December 2013 HSBC had US$401m (2012: US$607m) of capital commitments contracted but not provided for and US$112m (2012: US$197m) of capital commitments authorised but not contracted for.

Associates

HSBC's share of associates' contingent liabilities amounted to US$46,574m at 31 December 2013 (2012: US$46,148m). No matters arose where HSBC was severally liable.

10. Legal proceedings and regulatory matters

HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. The recognition of provisions is determined in accordance with our accounting policies. Apart from the matters described below, HSBC considers that none of these matters are material, either individually or in the aggregate. Where an individual provision is material, the fact that a provision has been made is stated and quantified. Any provision recognised does not constitute an admission of wrongdoing or legal liability. While the outcome of these matters is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of legal proceedings and regulatory matters as at 31 December 2013. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.

Securities litigation

As a result of an August 2002 restatement of previously reported consolidated financial statements and other corporate events, including the 2002 settlement with 46 states and the District of Columbia relating to real estate lending practices, Household International and certain former officers were named as defendants in a class action lawsuit, Jaffe v. Household International, Inc., et al. (N.D. Ill. No. 02 C5893), filed 19 August 2002 in the US District Court for the Northern District of Illinois ('District Court'). The complaint asserted claims under § 10 and § 20 of the Securities Exchange Act of 1934 and alleged that the defendants knowingly or recklessly made false and misleading statements of material fact relating to Household International's Consumer Lending operations, including collections, sales and lending practices, some of which ultimately led to the 2002 state settlement agreement, and facts relating to accounting practices evidenced by the restatement. Ultimately, a class was certified on behalf of all persons who acquired and disposed of Household International common stock between 30 July 1999 and 11 October 2002.

A jury trial concluded in April 2009, which was decided partly in favour of the plaintiffs. Various legal challenges to the verdict were raised in post-trial briefing.

In December 2011, following the submission of claim forms by class members, the Court-appointed claims administrator to the District Court reported that the total number of claims that generated an allowed loss was 45,921, and that the aggregate amount of these claims was approximately US$2.2bn. The defendants filed legal challenges regarding the presumption of reliance as to the class and compliance with the claims form requirements, which the District Court in September 2012 rejected for the most part. The District Court directed further proceedings before a court-appointed Special Master to address certain claim submission issues.

On 4 October 2013, the District Court denied the defendants' additional post-trial motions for judgement as a matter of law or, in the alternative, for a new trial, and granted plaintiffs' motions for a partial final judgement and awarded pre-judgement interest at the Prime rate, compounded annually. Subsequently, on 17 October 2013, the District Court entered a partial final judgement against the defendants in the amount of approximately US$2.46bn. In addition to the partial judgement that has been entered, there also remain approximately US$527m in claims, prior to imposition of prejudgement interest, that still are subject to objections that have not yet been ruled upon by the District Court.

The defendants have filed a Notice of Appeal of the partial final judgement. The defendants have also filed a Supersedeas Bond in the approximate amount of the judgement (US$2.46bn) in order to stay execution on the judgement pending appeal. Despite the jury verdict, the various rulings of the District Court, and the partial final judgement, we continue to believe that we have meritorious grounds for appeal. The timing and outcome of the ultimate resolution of this matter is uncertain.

Given the complexity and uncertainties associated with the actual determination of damages, including the outcome of any appeals, there is a wide range of possible damages. We believe we have meritorious grounds for appeal on matters of both liability and damages, and will argue on appeal that damages should be zero or a relatively insignificant amount. If the Appeals Court rejects or only partially accepts our arguments, the amount of damages, based upon the claims submitted and the application of pre-judgement interest at the Prime rate as ordered by the District Court, may lie in a range from a relatively insignificant amount to an amount up to or exceeding US$3.5bn. Once a judgement is entered (such as the approximately US$2.46bn partial final judgement entered on 17 October 2013), post-judgement interest accrues on the judgement at a rate equal to the weekly average of the 1-year constant maturity treasury yield as published by the Federal Reserve System. A provision has been made based on management's best estimate of probable outflows.

Bernard L. Madoff Investment Securities LLC

In December 2008, Bernard L. Madoff ('Madoff') was arrested for running a Ponzi scheme and a trustee was appointed for the liquidation of his firm, Bernard L. Madoff Investment Securities LLC ('Madoff Securities'), an SEC-registered broker-dealer and investment adviser. Since his appointment, the trustee has been recovering assets and processing claims of Madoff Securities customers. Madoff subsequently pleaded guilty to various charges and is serving a 150 year prison sentence. He has acknowledged, in essence, that while purporting to invest his customers' money in securities and, upon request, return their profits and principal, he in fact never invested in securities and used other customers' money to fulfil requests for the return of profits and principal. The relevant US authorities are continuing their investigations into his fraud, and have brought charges against others, including certain former employees and the former auditor of Madoff Securities. Madoff was sentenced in June 2009.

Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Madoff Securities. Based on information provided by Madoff Securities, as at 30 November 2008, the purported aggregate value of these funds was US$8.4bn, an amount that includes fictitious profits reported by Madoff. Based on information available to HSBC to date, we estimate that the funds' actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time that HSBC serviced the funds totalled approximately US$4bn.

Plaintiffs (including funds, fund investors, and the Madoff Securities trustee) have commenced Madoff-related proceedings against numerous defendants in a multitude of jurisdictions. Various HSBC companies have been named as defendants in suits in the US, Ireland, Luxembourg and other jurisdictions. Certain suits (which include US putative class actions) allege that the HSBC defendants knew or should have known of Madoff's fraud and breached various duties to the funds and fund investors.

In December 2011, claims against HSBC and other defendants by fund investors in three related putative class actions pending in the US District Court for the Southern District of New York were dismissed on grounds of forum non conveniens. In September 2013, the US Court of Appeals for the Second Circuit affirmed the dismissal of the claims. The plaintiffs have requested a rehearing of their appeal, and that request remains pending.

In July and December 2013, settlements were reached in respect of the claim by Thema International Fund plc and AA (Alternative Advantage) Plc respectively against HSBC Institutional Trust Services (Ireland) Limited in the Irish High Court.

The Madoff Securities Trustee has commenced suits against various HSBC companies in the US Bankruptcy Court and in the English High Court. The US action (which also names certain funds, investment managers, and other entities and individuals) sought US$9bn in damages and additional recoveries from HSBC and the various co-defendants and alleged that HSBC aided and abetted Madoff's fraud and breach of fiduciary duty. In July 2011, the US District Court for the Southern District of New York dismissed the trustee's various common law claims on the grounds that the trustee lacks standing to assert them, and that dismissal was affirmed in a decision issued by the Second Circuit in June 2013. On 9 October 2013, the Trustee filed a petition for writ of certiorari to review the Second Circuit's decision with the US Supreme Court. The HSBC defendants filed their response to the petition for writ of certiorari on 16 December 2013. The Supreme Court has issued an order inviting the US Solicitor General to file a brief in the case expressing the views of the US government on the petition. The Trustee's remaining US claims seek, pursuant to US bankruptcy law, recovery of unspecified amounts received by HSBC from funds invested with Madoff, including amounts that HSBC received when it redeemed units HSBC held in the various funds in connection with financing transactions HSBC had entered into with various clients, as well as fees earned by HSBC for providing custodial, administration and similar services to the funds. These claims remain pending.

The trustee's English action seeks recovery of unspecified transfers of money from Madoff Securities to or through HSBC, on the ground that the HSBC defendants actually or constructively knew of Madoff's fraud. HSBC has not been served with the trustee's English action.

Between October 2009 and April 2012, Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited ('Fairfield'), funds whose assets were directly or indirectly invested with Madoff Securities, commenced multiple suits in the British Virgin Islands ('BVI') and the US against numerous fund shareholders, including various HSBC companies that acted as nominees for clients of HSBC's private banking business and other clients who invested in the Fairfield funds. The Fairfield actions seek restitution of amounts paid to the defendants in connection with share redemptions, on the ground that such payments were made by mistake, based on inflated values resulting from Madoff's fraud, and some actions also seek recovery of the share redemptions under BVI insolvency law. The actions in the US are currently stayed in the Bankruptcy Court pending developments in related appellate litigation in the BVI.

There are many factors which may affect the range of possible outcomes, and the resulting financial impact, of the various Madoff-related proceedings, including but not limited to the circumstances of the fraud, the multiple jurisdictions in which the proceedings have been brought and the number of different plaintiffs and defendants in such proceedings. For these reasons, among others, it is not practicable at this time for HSBC to estimate reliably the aggregate liabilities, or ranges of liabilities, that might arise as a result of all such claims but they could be significant. In any event, HSBC considers that it has good defences to these claims and will continue to defend them vigorously.

US mortgage-related investigations

In April 2011, HSBC Bank USA entered into a consent cease and desist order with the Office of the Comptroller of the Currency ('OCC') and HSBC Finance and HSBC North America Holdings Inc. ('HNAH') entered into a similar consent order with the Federal Reserve Board (together with the OCC, the 'Servicing Consent Orders') following completion of a broad horizontal review of industry residential mortgage foreclosure practices. These consent orders require prescribed actions to address the deficiencies noted in the joint examination and described in the consent orders. HSBC Bank USA, HSBC Finance and HNAH continue to work with the OCC and the Federal Reserve Board to align their processes with the requirements of the consent orders and are implementing operational changes as required.

The Servicing Consent Orders required an independent review of foreclosures (the 'Independent Foreclosure Review') pending or completed between January 2009 and December 2010 to determine if any borrower was financially injured as a result of an error in the foreclosure process. As required by the Servicing Consent Orders, an independent consultant was retained to conduct that review.

On 28 February 2013, HSBC Bank USA entered into an agreement with the OCC, and HSBC Finance and HNAH entered into an agreement with the Federal Reserve Board, (together the 'IFR Settlement Agreements'), pursuant to which the Independent Foreclosure Review has ceased and been replaced by a broader framework under which we and 12 other participating servicers will, in the aggregate, provide in excess of US$9.3bn in cash payments and other assistance to help eligible borrowers. Pursuant to the IFR Settlement Agreements, HNAH has made a cash payment of US$96m into a fund used to make payments to borrowers that were in active foreclosure during 2009 and 2010, and in addition, will provide other assistance (e.g. loan modifications) to help eligible borrowers. Borrowers who receive compensation will not be required to execute a release or waiver of rights and will not be precluded from pursuing litigation concerning foreclosure or other mortgage servicing practices. For participating servicers, including HSBC Bank USA and HSBC Finance, fulfilment of the terms of the IFR Settlement Agreements will satisfy the Independent Foreclosure Review requirements of the Servicing Consent Orders, including the wind down of the Independent Foreclosure Review.

The Servicing Consent Orders do not preclude additional enforcement actions against HSBC Bank USA, HSBC Finance or HNAH by bank regulatory, governmental or law enforcement agencies, such as the US Department of Justice ('DoJ') or State Attorneys General, which could include the imposition of civil money penalties and other sanctions relating to the activities that are the subject of the Servicing Consent Orders. Pursuant to the IFR Settlement Agreement with the OCC, however, the OCC has agreed that it will not assess civil money penalties or initiate any further enforcement action with respect to past mortgage servicing and foreclosure-related practices addressed in the Servicing Consent Orders, provided the terms of the IFR Settlement Agreement are fulfilled. The OCC's agreement not to assess civil money penalties is further conditioned on HNAH making payments or providing borrower assistance pursuant to any agreement that may be entered into with the DoJ in connection with the servicing of residential mortgage loans within two years. The Federal Reserve Board has agreed that any assessment of civil money penalties by the Federal Reserve Board will reflect a number of adjustments, including amounts expended in consumer relief and payments made pursuant to any agreement that may be entered into with the DoJ in connection with the servicing of residential mortgage loans. In addition, the IFR Settlement Agreements do not preclude private litigation concerning these practices.

Separate from the Servicing Consent Orders and the settlement related to the Independent Foreclosure Review discussed above, in February 2012 five of the largest US mortgage servicers (not including HSBC companies) reached a settlement with the DoJ, the US Department of Housing and Urban Development and State Attorneys General of 49 states with respect to foreclosure and other mortgage servicing practices. Following this settlement, these government agencies initiated discussions with mortgage industry servicers. HNAH, HSBC Bank USA and HSBC Finance have had discussions with US bank regulators and other governmental agencies regarding a potential resolution, although the timing of any settlement is not currently known. HSBC has recognised a provision to reflect the estimated liability associated with a proposed settlement of this matter. Any such settlement, however, may not completely preclude other enforcement actions by state or federal agencies, regulators or law enforcement bodies related to foreclosure and other mortgage servicing practices, including, but not limited to matters relating to the securitisation of mortgages for investors. These practices have in the past resulted in private litigation and such a settlement would not preclude further private litigation concerning these practices.

US mortgage securitisation activity and litigation

HSBC Bank USA has been involved as a sponsor/seller of loans used to facilitate whole loan securitisations underwritten by HSBC Securities (USA) Inc. ('HSI'). During 2005-2007, HSBC Bank USA purchased and sold US$24bn of such loans to HSI which were subsequently securitised and sold by HSI to third parties. The outstanding principal balance on these loans was approximately US$6.4bn and US$7.4bn at 31 December 2013 and 31 December 2012, respectively.

Participants in the US mortgage securitisation market that purchased and repackaged whole loans have been the subject of lawsuits and governmental and regulatory investigations and inquiries, which have been directed at groups within the US mortgage market, such as servicers, originators, underwriters, trustees or sponsors of securitisations, and at particular participants within these groups. As the industry's residential mortgage foreclosure issues continue, HSBC Bank USA has taken title to an increasing number of foreclosed homes as trustee on behalf of various securitisation trusts. As nominal record owner of these properties, HSBC Bank USA has been sued by municipalities and tenants alleging various violations of law, including laws regarding property upkeep and tenants' rights. While HSBC believes and continues to maintain that the obligations at issue and the related liability are properly those of the servicer of each trust, HSBC continues to receive significant and adverse publicity in connection with these and similar matters, including foreclosures that are serviced by others in the name of 'HSBC, as trustee'.

Various HSBC companies have been named as defendants in a number of actions in connection with residential mortgage-backed securities ('RMBS') offerings, which generally allege that the offering documents for securities issued by securitisation trusts contained material misstatements and omissions, including statements regarding the underwriting standards governing the underlying mortgage loans. These include an action filed in September 2011 by the Federal Housing Finance Agency ('FHFA'), acting in its capacity as conservator for the Federal National Mortgage Association ('Fannie Mae') and the Federal Home Loan Mortgage Corporation ('Freddie Mac') in the US District Court for the Southern District of New York (the 'District Court') against HSBC Bank USA, HSBC North America Holdings Inc. ('HNAH'), HSI and HSI Asset Securitization ('HASCO') and five former and current officers and directors of HASCO, seeking damages or rescission of mortgage-backed securities purchased by Fannie Mae and Freddie Mac that were either underwritten or sponsored by HSBC companies. The aggregate unpaid principal balance of the securities was approximately US$1.6bn at 31 December 2013. This action, captioned Federal Housing Finance Agency, as Conservator for the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation v. HSBC North America Holdings Inc., et al. (S.D.N.Y. No. CV 11-6189-LAK), is one of a series of similar actions filed against 17 financial institutions alleging violations of federal and state securities laws in connection with the sale of private-label RMBS purchased by Fannie Mae and Freddie Mac, primarily from 2005 to 2008. These actions were transferred to a single judge, who directed the defendant in the first-filed matter, UBS, to file a motion to dismiss. In May 2012, the District Court filed its decision denying the motion to dismiss FHFA's securities law claims and granting the motion to dismiss FHFA's negligent misrepresentation claims. The District Court's ruling formed the basis for rulings on the other matters, including the action filed against HSBC Bank USA and its affiliates. On 5 April 2013, the Second Circuit Court of Appeals affirmed the ruling of the District Court. In January 2013, the FHFA parties met with the Magistrate Judge to discuss how to structure mediation. Since that time, a number of the FHFA defendants have resolved their lawsuits.

Discovery in HSBC's case continues. Factual discovery closed in December 2013. Expert discovery is scheduled to continue through the end of July 2014, with the summary judgement motion scheduled to be fully briefed by the end of July 2014. These dates are subject to change by the court.

The timing and outcome of this matter is uncertain. It is possible that HSBC could be found liable to pay damages. Based upon the information currently available, it is possible that these damages could be as high as US$1.6bn.

HSBC Bank USA, HSBC Finance and Decision One Mortgage Company LLC (a subsidiary of HSBC Finance) have been named as defendants in a number of mortgage loan repurchase actions brought by trustees of securitisation trusts. These actions include (i) Deutsche Bank National Trust Company, as Trustee of HASCO 2007-NC1 v. HSBC Bank USA; (ii) Deutsche Bank, as Trustee of MSAC 2007-HE6 v. Decision One and HSBC Finance Corp., and (iii) Deutsche Bank, as Trustee of HASCO 2007-HE2 v. Decision One, HSBC Finance and HSBC Bank USA. In the aggregate, these actions seek to have the HSBC defendants repurchase mortgage loans, or pay compensatory damages in lieu of repurchase, totalling at least US$1bn. On 13 January 2014 HSBC Bank USA filed a motion to dismiss the Deutsche Bank National Trust Company, as Trustee of HASCO 2007-NC1 v. HSBC Bank USA matter. HSBC Finance was dismissed, on motion, as a defendant in Deutsche Bank, as Trustee of MSAC 2007-HE6 v. Decision One and HSBC Finance Corp., but the case remains pending against Decision One Mortgage Company LLC. One other mortgage loan repurchase action against Decision One, Seagull Point LLC, individually and on behalf of the MSAC 2007-HE5 Trust v. Decision One Mortgage Company LLC, et al. was dismissed voluntarily in January 2014.

In December 2010 and February 2011, HSBC Bank USA received subpoenas from the SEC seeking production of documents and information relating to its involvement and the involvement of its affiliates in specified private-label RMBS transactions as an issuer, sponsor, underwriter, depositor, trustee, custodian or servicer. HSBC Bank USA has also had preliminary contacts with other government authorities exploring the role of trustees in private-label RMBS transactions. In February 2011, HSBC Bank USA also received a subpoena from the US Attorney's Office, Southern District of New York seeking production of documents and information relating to loss mitigation efforts with respect to residential mortgages in the State of New York. In January 2012, HSI was served with a Civil Investigative Demand from the Massachusetts State Attorney General seeking documents, information and testimony related to the sale of RMBS to public and private customers in the State of Massachusetts from January 2005 to the present.

HSBC expects this level of focus will continue. As a result, HSBC companies may be subject to additional claims, litigation and governmental and regulatory scrutiny related to its participation in the US mortgage securitisation market, either individually or as a member of a group.

The timing and outcome of the ultimate resolution of these matters, and the amount of any possible obligations, is highly uncertain.

Anti-money laundering and sanctions-related

In October 2010, HSBC Bank USA entered into a consent cease and desist order with the OCC and the indirect parent of that company, HNAH, entered into a consent cease and desist order with the Federal Reserve Board (the 'Orders'). These Orders required improvements to establish an effective compliance risk management programme across HSBC's US businesses, including various issues relating to US Bank Secrecy Act ('BSA') and anti-money laundering ('AML') compliance. Steps continue to be taken to address the requirements of the Orders to ensure compliance, and that effective policies and procedures are maintained.

In addition, in December 2012, HSBC Holdings, HNAH and HSBC Bank USA entered into agreements with US and UK government agencies regarding past inadequate compliance with the BSA and AML and sanctions laws. Among those agreements, HSBC Holdings and HSBC Bank USA entered into a five-year deferred prosecution agreement with the DoJ, the US Attorney's Office for the Eastern District of New York, and the US Attorney's Office for the Northern District of West Virginia (the 'US DPA'), HSBC Holdings entered into a two-year deferred prosecution agreement with the New York County District Attorney (the 'DANY DPA'), and HSBC Holdings consented to a cease and desist order and HSBC Holdings and HNAH consented to a monetary penalty order with the Federal Reserve Board ('FRB'). In addition, HSBC Bank USA entered into a monetary penalty consent order with FinCEN and a separate monetary penalty order with the OCC. HSBC Holdings also entered into an agreement with the Office of Foreign Assets Control ('OFAC') regarding historical transactions involving parties subject to OFAC sanctions and an undertaking with the UK Financial Services Authority, now a Financial Conduct Authority ('FCA') Direction, to comply with certain forward-looking AML- and sanctions-related obligations.

Under these agreements, HSBC Holdings and HSBC Bank USA made payments totalling US$1,921m to US authorities and are continuing to comply with ongoing obligations. On 1 July 2013, the US District Court for the Eastern District of New York approved the US DPA and retained authority to oversee implementation of the same. Under the agreements with the DoJ, FCA, and the FRB, an independent monitor (who is, for FCA purposes, a 'skilled person' under Section 166 of the Financial Services and Markets Act) will evaluate and regularly assess the effectiveness of HSBC's AML and sanctions compliance function and HSBC's progress in implementing its remedial obligations under the agreements. The monitorship, which began on 22 July 2013, is proceeding as anticipated.

If HSBC Holdings and HSBC Bank USA fulfil all of the requirements imposed by the US DPA, the DoJ charges against those entities will be dismissed at the end of the five-year period of that agreement. Similarly, if HSBC Holdings fulfils all of the requirements imposed by the DANY DPA, DANY's charges against it will be dismissed at the end of the two-year period of that agreement. The DoJ may prosecute HSBC Holdings or HSBC Bank USA in relation to the matters which are the subject of the US DPA if HSBC Holdings or HSBC Bank USA breaches the terms of the US DPA, and DANY may prosecute HSBC Holdings in relation to the matters which are subject of the DANY DPA if HSBC Holdings violates the terms of the DANY DPA.

HSBC Bank USA also entered into a separate consent order with the OCC requiring it to correct the circumstances and conditions as noted in the OCC's then most recent report of examination and imposing certain restrictions on HSBC Bank USA directly or indirectly acquiring control of, or holding an interest in, any new financial subsidiary, or commencing a new activity in its existing financial subsidiary, unless it receives prior approval from the OCC. HSBC Bank USA also entered into a separate consent order with the OCC requiring it to adopt an enterprise wide compliance programme.

The settlement with US and UK authorities does not preclude private litigation relating to, among other things, HSBC's compliance with applicable AML, BSA and sanctions laws or other regulatory or law enforcement actions for AML/BSA or sanctions matters not covered by the various agreements.

US tax and broker-dealer investigations

HSBC continues to cooperate in ongoing investigations by the DoJ and the US Internal Revenue Service regarding whether certain HSBC companies and employees acted appropriately in relation to certain customers who had US tax reporting requirements. In connection with these investigations, HSBC Private Bank Suisse SA, with due regard for Swiss law, has produced records and other documents to the DoJ and is cooperating with the investigation. In August 2013, the DoJ informed HSBC Private Bank Suisse SA that it is not eligible for the 'Program for Non-Prosecution Agreements or Non-Target Letters for Swiss Banks' since a formal investigation had been authorised. The DoJ also requested additional information from HSBC Private Bank Suisse SA and other Swiss banks regarding the transfer of assets to and from US person related accounts and employees who serviced those accounts. It is preparing this data, in a manner consistent with Swiss law.

Other HSBC companies are also cooperating with the relevant US authorities, including with respect to US-based clients of an HSBC company in India.

In April 2011, HSBC Bank USA received a summons from the US Internal Revenue Service directing HSBC Bank USA to produce records with respect to US-based clients of an HSBC company in India. HSBC Bank USA has cooperated fully by providing responsive documents in its possession in the US to the US Internal Revenue Service.

Also in April 2011, HSBC Bank USA received a subpoena from the SEC directing HSBC Bank USA to produce records in the US related to, among other things, HSBC Private Bank Suisse SA's cross-border policies and procedures and adherence to US broker-dealer and investment adviser rules and regulations when dealing with US resident clients. HSBC Bank USA continues to cooperate with the SEC. HSBC Private Bank Suisse SA has also produced records and other documents to the SEC and is cooperating with the SEC's investigation.

Based on the facts currently known in respect of each of these investigations, there is a high degree of uncertainty as to the terms on which the ongoing investigations will be resolved and the timing of such resolution, including the amounts of fines and/or penalties. As matters progress, it is possible that fines and/or penalties could be significant.

London interbank offered rates, European interbank offered rates and other benchmark interest and foreign exchange rate investigations and litigation

Various regulators and competition and enforcement authorities around the world including in the UK, the US, the EU, Switzerland, Hong Kong, Thailand, South Korea and elsewhere are conducting investigations and reviews related to certain past submissions made by panel banks and the processes for making submissions in connection with the setting of London interbank offered rates ('Libor'), European interbank offered rates ('Euribor') and other benchmark interest and foreign exchange rates. As certain HSBC companies are members of such panels, HSBC has been the subject of regulatory demands for information and is cooperating with those investigations and reviews.

On 14 June 2013, in conjunction with the completion of its review, the Monetary Authority of Singapore ('MAS') censured The Hongkong and Shanghai Banking Corporation Ltd ('HBAP') for deficiencies in governance, risk management, internal controls and surveillance systems in connection with its participation on the contributing panel with respect to certain foreign exchange spot benchmarks that are commonly used to settle non-deliverable forward foreign exchange contracts. At the same time, HBAP was directed to adopt measures to address the identified deficiencies, to appoint a party to ensure the robustness of its remedial measures, and to maintain additional statutory reserves with the MAS at zero interest for a period of one year. HBAP was one of twenty banks subjected to supervisory action by the MAS as a result of its review.

On 4 December 2013, the European Commission ('Commission') announced that it had imposed fines on eight financial institutions under its cartel settlement procedure for their participation in illegal activity related to Euro interest rate derivatives and/or yen interest rate derivatives. Although HSBC was not one of the financial institutions fined, the Commission announced that it had opened proceedings against HSBC in connection with its Euribor-related investigation of Euro interest rate derivatives only. This investigation will continue under the standard Commission cartel procedure.

On 3 January 2014, the Canadian Competition Bureau notified HSBC that it was discontinuing its investigation into alleged collusive conduct in the setting of Japanese yen Libor on the basis that the evidence collected was insufficient to justify prosecution under applicable law.

As for ongoing regulatory investigations, reviews and proceedings, based on the facts currently known in respect of each of these, there is a high degree of uncertainty as to the terms on which the ongoing investigations, reviews or proceedings will be resolved and the timing of such resolutions, including the amounts of fines and/or penalties. As matters progress, it is possible that fines and/or penalties could be significant.

The Financial Conduct Authority is also conducting investigations alongside several other law enforcement and/or regulatory agencies in various countries into a number of firms, including HSBC, related to trading on the foreign exchange market. We are cooperating with the investigations which are ongoing. It is not practicable at this stage for HSBC to estimate reliably any possible liability that might arise.

In addition, HSBC and other panel banks have been named as defendants in a number of private lawsuits filed in the US with respect to the setting of US dollar Libor. These lawsuits include individual and putative class actions, most of which have been transferred and/or consolidated for pre-trial purposes before the US District Court for the Southern District of New York. The complaints in those actions assert claims against HSBC and other US dollar Libor panel banks under various US laws including US antitrust and racketeering laws, the US Commodity Exchange Act ('CEA'), and state law.

In March 2013, the US District Court Judge overseeing the consolidated proceeding that encompasses a number of pending actions related to US dollar Libor issued an opinion and order in the six oldest actions dismissing the plaintiffs' federal and state antitrust claims, racketeering claims, and unjust enrichment claims in their entirety, but allowing certain of their CEA claims that were not barred by the applicable statute of limitations to proceed. Some of those plaintiffs have appealed the dismissal opinion and order to the US Court of Appeals for the Second Circuit. The Court of Appeals has dismissed those appeals on the grounds that they are premature and plaintiffs' subsequent motion for reconsideration was denied. Other plaintiffs have filed amended complaints in the District Court to assert additional allegations, and the defendants have filed motions to dismiss the amended complaints. The District Court held oral argument on the motions to dismiss in February 2014, and it has stayed proceedings with respect to all other actions in the consolidated proceeding pending its decision on the motions to dismiss.

Separately, HSBC and other panel banks have also been named as defendants in a putative class action filed in the US on behalf of persons and entities who transacted in euroyen futures and options contracts related to the euroyen Tokyo interbank offered rate ('Tibor'). The complaint alleges, amongst other things, misconduct related to euroyen Tibor, although HSBC is not a member of the Japanese Bankers Association's euroyen Tibor panel, as well as Japanese yen Libor, in violation of US antitrust laws, the US CEA, and state law. In April 2013, the plaintiff filed a second amended complaint which the defendants moved to dismiss in June 2013. Oral argument on the motion to dismiss is scheduled for March 2014.

In November 2013, HSBC and other panel banks were also named as defendants in a putative class action filed in the US on behalf of persons who transacted in futures contracts and other financial instruments related to Euribor. The complaint alleges, amongst other things, misconduct related to Euribor in violation of US antitrust laws, the US CEA, and state law. HSBC has not yet responded to the complaint and an amended complaint is expected by the end of March 2014. HSBC expects to file a motion to dismiss thereafter.

In late 2013 and early 2014, HSBC and a number of other banks were named as defendants in various putative class actions filed in the US on behalf of persons who executed foreign currency trades that settled on the basis of foreign exchange rates published by WM/Reuters or that otherwise occurred during the time periods when the WM/Reuters rates were being set. The complaints allege, amongst other things, that the defendants conspired to manipulate the WM/Reuters foreign exchange rates in violation of US antitrust laws. In February 2014, the US District Court Judge appointed interim lead class counsel and ordered the plaintiffs to file a consolidated amended complaint. HSBC has not yet responded, but intends to do so at the appropriate time set by the court.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these private lawsuits, including the timing and potential impact on.

Credit default swap regulatory investigation and litigation

In July 2013, HSBC received a Statement of Objections from the European Commission relating to its ongoing investigation of alleged anti-competitive activity by a number of market participants in the credit derivatives market between 2006 and 2009. The Statement of Objections sets out the European Commission's preliminary views and does not prejudge the final outcome of its investigation. HSBC has submitted a response to the European Commission. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of the European Commission's investigation, including the timing or impact on HSBC.

HSBC Bank USA, HSBC Holdings and HSBC Bank have been named as defendants, among others, in numerous putative class actions filed in federal courts located in New York and Chicago. These class actions allege that the defendants, which include ISDA, Markit and several financial institutions, conspired to restrain trade in violation of the federal anti-trust laws by, among other things, restricting access to credit default swap pricing exchanges and blocking new entrants into the exchange market, with the purpose and effect of artificially inflating the bid/ask spread paid to buy and sell credit default swaps in the US. The plaintiffs in these suits purport to represent a class of all persons who purchased credit default swaps from or sold credit default swaps to defendants primarily in the US. On 16 October 2013, the Judicial Panel on Multi-district Litigation ordered that all cases be consolidated in the Southern District of New York as In re Credit Default Swaps Antitrust Litigation, MDL No. 2476. On 5 December 2013, the District Court held its Initial Pretrial Conference, at which time it selected Lead Interim Class Counsel and set a schedule for the filing of an amended, consolidated complaint and motions to dismiss that complaint. The amended, consolidated complaint was filed on 31 January 2014 and names HSBC Bank USA and HSBC Bank, but not HSBC Holdings, as defendants, among others. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these lawsuits, including the timing and potential impact on HSBC.

Economic plans: HSBC Bank Brasil S.A.

Economic plans were introduced in the mid 1980's and early 1990's by the government of Brazil to reduce escalating inflation. The implementation of certain of these plans adversely impacted savings account holders, thousands of which consequently commenced legal proceedings against financial institutions in Brazil, including HSBC Bank Brasil S.A. ('HSBC Brazil'), alleging, inter alia, that savings account balances were adjusted by a different price index than that contractually agreed, which caused them a loss of income. Certain of these cases have reached the Brazilian Supreme Court ('Supreme Court'). The proceedings in the Supreme Court are currently due to commence in February 2014. The Supreme Court has suspended all cases pending before lower courts until it delivers a final judgement on the constitutionality of the changes resulting from the economic plans. It is anticipated that the outcome of the Supreme Court's final judgement will set a precedent for all cases pending before the lower courts. Separately, the Brazilian Superior Civil Court ('Superior Civil Court') is considering matters relating to, among other things, contractual and punitive interest rates to be applied to calculate any loss of income.

There is a high degree of uncertainty as to the terms on which the proceedings in the Supreme Court and Superior Civil Court will be resolved and the timing of such resolution including the amount of losses HSBC Brazil may be liable to pay in the event of an unfavourable judgement. Such losses may lie in a range from a relatively insignificant amount to an amount up to US$600m, although the upper end of this range is considered unlikely.

11. Events after the balance sheet date

A fourth interim dividend for 2013 of US$0.19 per ordinary share (a distribution of approximately US$3,578m) was declared by the Directors after 31 December 2013.

These accounts were approved by the Board of Directors on 24 February 2014 and authorised for issue.

12. Capital structure

Composition of regulatory capital
	At 31 December
	2013	2012
	US$m	US$m
Tier 1 capital
Shareholders' equity ......................................................................................................	173,449	167,360
Shareholders' equity per balance sheet1 .....................................................................	181,871	175,242
Preference share premium .........................................................................................	(1,405)	(1,405)
Other equity instruments ...........................................................................................	(5,851)	(5,851)
Deconsolidation of special purpose entities2 ..............................................................	(1,166)	(626)

Non-controlling interests ..............................................................................................	4,955	4,348
Non-controlling interests per balance sheet ...............................................................	8,588	7,887
Preference share non-controlling interests ................................................................	(2,388)	(2,428)
Non-controlling interests transferred to tier 2 capital ...............................................	(488)	(501)
Non-controlling interests in deconsolidated subsidiaries .............................................	(757)	(610)

Regulatory adjustments to the accounting basis .............................................................	480	(2,437)
Unrealised losses on available-for-sale debt securities3 ...............................................	2,595	1,223
Own credit spread ......................................................................................................	1,037	112
Defined benefit pension fund adjustment4 ..................................................................	(518)	(469)
Reserves arising from revaluation of property and unrealised gains on available-for-sale equities ......................................................................................	(2,755)	(3,290)
Cash flow hedging reserve .........................................................................................	121	(13)

Deductions ....................................................................................................................	(29,833)	(30,482)
Goodwill and intangible assets ....................................................................................	(25,198)	(25,733)
50% of securitisation positions .................................................................................	(1,684)	(1,776)
50% of tax credit adjustment for expected losses ......................................................	151	111
50% of excess of expected losses over impairment allowances ..................................	(3,102)	(3,084)

Core tier 1 capital .....................................................................................................	149,051	138,789

Other tier 1 capital before deductions ...........................................................................	16,110	17,301
Preference share premium .........................................................................................	1,405	1,405
Preference share non-controlling interests ................................................................	2,388	2,428
Hybrid capital securities ............................................................................................	12,317	13,468

Deductions ....................................................................................................................	(7,006)	(5,042)
Unconsolidated investments5 ....................................................................................	(7,157)	(5,153)
50% of tax credit adjustment for expected losses ......................................................	151	111

Tier 1 capital ..............................................................................................................	158,155	151,048

Tier 2 capital
Total qualifying tier 2 capital before deductions ............................................................	47,812	48,231
Reserves arising from revaluation of property and unrealised gains on available-for-sale equities ......................................................................................	2,755	3,290
Collective impairment allowances .............................................................................	2,616	2,717
Perpetual subordinated debt .......................................................................................	2,777	2,778
Term subordinated debt .............................................................................................	39,364	39,146
Non-controlling interests in tier 2 capital .................................................................	300	300

Total deductions other than from tier 1 capital	(11,958)	(18,473)
Unconsolidated investments5 ....................................................................................	(7,157)	(13,604)
50% of securitisation positions .................................................................................	(1,684)	(1,776)
50% of excess of expected losses over impairment allowances ..................................	(3,102)	(3,084)
Other deductions .......................................................................................................	(15)	(9)

Total regulatory capital ............................................................................................	194,009	180,806
1 Includes externally verified profits for the year ended 31 December 2013.
2 Mainly comprises unrealised gains/losses on available-for-sale debt securities related to SPEs.
3 Under PRA rules, unrealised gains/losses on debt securities net of tax must be excluded from capital resources.

4  Under PRA rules, any defined benefit asset is derecognised, and a defined benefit liability may be substituted with the additional funding that will be paid into the relevant schemes over the following five-year period.

5  Mainly comprise investments in insurance entities. Due to the expiry of the transitional provision, with effect from 1 January 2013, material insurance holding companies acquired prior to 20 July 2006 are deducted 50% from tier 1 and 50% from total capital at 31 December 2013.

RWAs by risk type

	At 31 December
	2013	2012
	US$m	US$m

Credit risk	864,300	898,416
Standardised approach	329,464	374,469
IRB foundation approach	13,612	10,265
IRB advanced approach	521,224	513,682

Counterparty credit risk	45,731	48,319
Standardised approach	3,583	2,645
IRB approach	42,148	45,674

Market risk	63,416	54,944
Operational risk	119,206	122,264

Total	1,092,653	1,123,943

Capital ratios

	At 31 December
	2013	2012
	%	%

Core tier 1 ratio .................	13.6	12.3
Tier 1 ratio .........................	14.5	13.4
Total capital ratio .............	17.8	16.1

13. Statutory accounts

The information in this news release does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2013 will be delivered to the Registrar of Companies in England and Wales in accordance with Section 441 of the Act. The auditor has reported on those accounts. Its report was unqualified and did not contain a statement under Section 498(2) or (3) of the Act.

14. Dealings in HSBC Holdings plc shares

Except for dealings as intermediaries by HSBC Bank plc and The Hongkong and Shanghai Banking Corporation Limited, which are members of a European Economic Area exchange, neither HSBC Holdings nor any of its subsidiaries have purchased, sold or redeemed any listed securities of HSBC Holdings during the year ended 31 December 2013.

15. Interim dividends for 2014

The Board has adopted a policy of paying quarterly interim dividends on the ordinary shares. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. It is envisaged that the first interim dividend in respect of 2014 will be US$0.10 per ordinary share.

16. Corporate governance codes

HSBC is committed to high standards of corporate governance.

HSBC Holdings plc has complied during 2013 with the applicable code provisions of: (i) The UK Corporate Governance Code issued by the Financial Reporting Council; and (ii) the Hong Kong Corporate Governance Code set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that the Group Risk Committee is responsible for the oversight of internal control (other than internal control over financial reporting) and risk management systems (Hong Kong Corporate Governance Code provision C.3.3 paragraphs (f), (g) and (h)). If there were no Group Risk Committee, these matters would be the responsibility of the Group Audit Committee. The UK Corporate Governance Code is available at www.frc.org.uk and the Hong Kong Corporate Governance Code is available at www.hkex.com.hk.

The Board has adopted a code of conduct for transactions in HSBC Group Securities by Directors. The code of conduct complies with The Model Code in the Listing Rules of the Financial Conduct Authority and with The Model Code for Securities Transactions by Directors of Listed Issuers ('Hong Kong Model Code') set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that The Stock Exchange of Hong Kong Limited has granted certain waivers from strict compliance with the Hong Kong Model Code. The waivers granted by The Stock Exchange of Hong Kong Limited primarily take into account accepted practices in the UK, particularly in respect of employee share plans. Following specific enquiry, each Director has confirmed that he or she has complied with the code of conduct for transactions in HSBC Group Securities throughout the year, save that, on 10 January 2013, an independent non-executive Director disposed of an interest as beneficial owner in 500 units of euro-denominated preferred securities of EUR1,000 each issued by HSBC Capital Funding (Euro 2) L.P before giving notification. All Directors have since been reminded of their obligations under the code of conduct for transactions in HSBC Group securities.

The Directors of HSBC Holdings plc as at the date of this announcement are:

Douglas Flint, Stuart Gulliver, Safra Catz1, Laura Cha1, Marvin Cheung1, John Coombe1, Sir Jonathan Evans1, Joachim Faber1, Rona Fairhead1, Renato Fassbind1, James Hughes-Hallett1, Sam Laidlaw1, John Lipsky1, Rachel Lomax1, Iain Mackay, Marc Moses and Sir Simon Robertson1 .

1 Independent non-executive Director.

The Group Audit Committee has reviewed the annual results for 2013.

17. For further information contact:
Media Relations Heidi Ashley Telephone: +44 (0)20 7992 2045 Malcolm Wallis Telephone: +852 2822 1268 Gareth Hewett Telephone: +852 2822 4929	Investor Relations Guy Lewis Telephone: +44 (0)20 7992 1938 Hugh Pye Telephone: +852 2822 4908 Rebecca Self Telephone: +44 (0)20 7991 3643

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                     Date: 24 February 2014